SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIOTIME, INC.

(Name of Issuer)
Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)

Kaye Scholer LLP
Two Palo Alto Square
3000 El Camino Real, Suite 400
Palo Alto, CA 94306
Attention: Diane Holt Frankle
(650) 319-4518

(Name, address and telephone number of person authorized to receive notices and communications)

October 1, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))

Page 1 of 6 Pages

CUSIP No. 09066L105	13D

1	NAME OF REPORTING PERSON: Asterias Biotherapeutics, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 46-1047971
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	16,902,077[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		16,902,077[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		22.58%[3]
14	TYPE OF REPORTING PERSON:	CO

1 Amount includes 8,902,077 shares of Company Common Stock (as defined in Item 1) and warrants to subscribe for and purchase 8,000,000 additional shares of Company Common Stock at an exercise price of $5.00 per share.
2 Amount includes 8,902,077 shares of Company Common Stock (as defined in Item 1) and warrants to subscribe for and purchase 8,000,000 additional shares of Company Common Stock at an exercise price of $5.00 per share.
3 Assumes the exercise of the warrants to subscribe for and purchase 8,000,000 additional shares of Company Common Stock.
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ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, no par value (“Company Common Stock”), of BioTime, Inc., a California corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive offices of the Company is 1301 Harbor Bay Parkway, Suite 100, Alameda, California 94502.

ITEM 2.	IDENTITY AND BACKGROUND

(a)            This Schedule 13D is being filed on behalf of Asterias Biotherapeutics, Inc., a Delaware corporation (the “Reporting Person”).

(b)            The address of the principal office of the Reporting Person is Asterias Biotherapeutics, Inc., 230 Constitution Drive, Menlo Park, California 94025.

(c)            The Reporting Person is a biotechnology company focused on the emerging field of regenerative medicine.

(d)             The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is organized under the laws of the state of Delaware.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the terms of an Asset Contribution Agreement (the “ACA”), dated January 4, 2013, by and among the Reporting Person, the Company and Geron Corporation (“Geron”), on October 1, 2013, the Company contributed certain assets, including 8,902,077 shares of Company Common Stock and warrants to subscribe for and purchase 8,000,000 additional shares of Company Common Stock (the “BioTime Warrants”), to the Reporting Person in exchange for 21,773,340 shares of the Reporting Person’s Series B common stock.

ITEM 4.	PURPOSE OF TRANSACTION

The acquisitions disclosed in this Schedule 13D were made in connection with the transactions contemplated by the ACA.  The purpose of the ACA was for the Reporting Person to acquire a significant portfolio of patents and patent applications, cell lines, hES technology and know-how, and other assets related to potential therapeutic products in various stages of development.  The Reporting Person is a majority-owned subsidiary of the Company.  As of the date of this Schedule 13D, the Company owns 71.6% of the outstanding voting stock (without regard to series) of the Reporting Person (72.8% if the Company exercises its warrants to purchase additional shares of the Reporting Person’s Series B common stock).

Subject to applicable law, Geron is obligated under the ACA to distribute as promptly as practicable the shares of the Reporting Person’s Series A common stock that Geron received under the ACA to Geron’s stockholders, on a pro rata basis, other than with respect to fractional shares and with respect to stockholders residing in certain to-be-determined excluded jurisdictions, who will instead receive cash on a pro rata basis.   The Reporting Person is obligated to distribute the BioTime Warrants to the holders of its Series A common stock on a pro rata basis as soon as practicable following Geron’s distribution of the Reporting Person’s Series A common stock to Geron’s stockholders.
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Other than as set forth above, the Reporting Person does not have any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owns 16,902,077 shares of Company Common Stock, which amount includes 8,902,077 shares of Company Common Stock and the BioTime Warrants to subscribe for and purchase 8,000,000 additional shares of Company Common Stock at an exercise price of $5.00 per share), representing approximately 22.58% of the outstanding shares of Company Common Stock, based on 57,938,220  shares of Company Common Stock outstanding as of August 7, 2013, as reported by the Company in its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2013,plus the 8,902,077 shares of Company Common Stock and 8,000,000 share of Company Common Stock that could be acquired upon the exercise of the BioTime Warrants.

The Warrant Agreement governing the BioTime Warrants provides that the BioTime Warrants have an initial exercise price of $5.00 per share and will expire in five years.  The exercise price per share and number of shares that may be purchased upon the exercise of the BioTime Warrants are subject to adjustment in the event of any stock split, reverse stock split, stock dividend, reclassification of shares and certain other transactions pertaining to the Company’s Common Stock.

(b) As of the date of this Schedule 13D, the Reporting Person does not have the sole or shared power to vote or to direct the vote of the  Company Common Stock it holds or that could be acquired upon the exercise of the BioTime Warrants.  Pursuant to Section 703(b) of California Corporations Code, shares of a California corporation owned by its subsidiaries shall not be entitled to vote on any matter.

As of the date of this Schedule 13D, the Reporting Person has the shared power to dispose or to direct the disposition of the  Company Common Stock and BioTime Warrants it holds.  The power is shared with the Company, who owns 71.6% of the outstanding common stock of the Reporting Person (72.8% if the Company exercises its warrants to purchase additional shares of the Reporting Person’s Series B common stock).

(c) As described in Item 3 above, pursuant to the terms of the ACA, on October 1, 2013, the Company contributed certain assets, including 8,902,077 shares of Company Common Stock and the BioTime Warrants to subscribe for and purchase 8,000,000 additional shares of Company Common Stock, to the Reporting Person in exchange for 21,773,340 shares of the Reporting Person’s Series B common stock.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the  Company Common Stock or BioTime Warrants owned by the Reporting Person.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Subject to applicable law, Geron is obligated under the ACA to distribute as promptly as practicable the shares of the Reporting Person’s Series A common stock that Geron received on the Closing Date under the ACA to Geron’s stockholders, on a pro rata basis, other than with respect to fractional shares and with respect to stockholders residing in certain to-be-determined excluded jurisdictions, who will instead receive cash on a pro rata basis.   The Reporting Person is obligated to distribute the BioTime Warrants to the holders of its Series A common stock on a pro rata basis as soon as practicable following Geron’s distribution of the Reporting Person’s Series A common stock  to Geron’s stockholders.
Page 4 of 6 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A:	Asset Contribution Agreement, dated January 4, 2013, by and among BioTime, Inc., BioTime Acquisition Corporation, and Geron Corporation (incorporated by reference to Exhibit 2.1 to BioTime, Inc.’s Current Report on Form 8-K filed January 8, 2013).

EXHIBIT B:	Warrant Agreement, dated as of October 1, 2013, by BioTime, Inc. and American Stock Transfer & Trust Company, LLC for the benefit of Asterias Biotherapeutics, Inc. (incorporated by reference to Exhibit 4.1 to BioTime’s Report on Form 8-K filed on October 1, 2013).

Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information contained in this statement is true, complete and correct.

Dated: October 8, 2013	ASTERIAS BIOTHERAPEUTICS, INC. a Delaware corporation

	By:	/s/ Thomas Okarma
	Name:	Thomas Okarma
	Title:	Chief Executive Officer

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